# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 11/03/2026
Amends the filing with accession number 0002106572-26-000002
Filed by CIK 0002106572
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- EEME Energy SPV I, LLC (CIK 0002106572): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), subject company funds (SC); sole voting power 228,897,417.6; shared voting power 0; sole dispositive power 228,897,417.6; shared dispositive power 0; aggregate amount beneficially owned 228,897,417.6 (38.3% of the class)
- Majique Ladnier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), subject company funds (SC); sole voting power 270,564,515.6; shared voting power 0; sole dispositive power 270,564,515.6; shared dispositive power 0; aggregate amount beneficially owned 270,564,515.6 (45.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056
Comment: This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (as previously amended, the "Schedule 13D") by EEME Energy SPV I, LLC ("EEME"), Majique Ladnier, GL Part SPV I LLC, and GL Part SPV II LLC relating to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of XCF Global, Inc., a Delware corporation (the "Issuer" or "Company"). The principal executive offices of the Issuer are located at 3040 Post Oak Blvd., Houston, Texas 77056.

## Item 2. Identity and Background
Name of person filing:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares acquired by the Reporting Persons were acquired by converting promissory notes in the principal amount of $8,400,000 into shares of XCF stock, outright purchases of XCF stock, and payment of an advisory fee. The amounts paid to XCF for the promissory notes and outright purchases of XCF stock were obtained from loans by investors to EEME.

On October 16, 2026, EEME acquired 119,397,858 shares of XCF common stock upon XCF?s acquisition of 100% of the stock of Southern Energy Renewables, Inc. pursuant to the Business Combination Agreement by and among XCF Global, Inc., Devvstream Corp., Southern Energy Renewables Inc., Southern Merger Sub Inc. and Devvstream Merger Sub Inc. dated April 13, 2026 (the "BCA").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D, as amended, is hereby supplements as follows:

Continued Support as Largest Shareholder & Best-Interest Initiatives
EEME Energy SPV I, LLC ("EEME"), the largest shareholder of the Issuer, continues to steadfastly support XCF Global, its long-term strategic mission, and its growth objectives in the sustainabel aviation fuel (SAD) and renewable energy sectors. EEME remains dedicated to evaluating, presenting, and advocating for actionable strategic options in the best interest of all shareholders, specifically initiatives that drive enterprise value, deliver immediate premiums, and effectuate comprehensive balance-sheet recapitalizations without unnecessary equity dilution.

Support for Withdrawal of Reverse Stock Split
In previous Schedule 13D disclosures, the Reporting Persons noted their formal opposition to the Issuer's proposed reverse stock split. EEME is in full support of the Issuer's recent announcement withdrawing the reverse stock split. EEME maintains its conviction that the Issuer's operational runway, growth profile, and 2027 profitability guidance do not warrant reverse split adjustments, and that fundamental recapitalization and value-accretive transactions provide a vastly superior path for shraeholder equity preservation and exchange compliance.

Presentation of Two Third-Party Debt Financing Facilities ($100M Each/$200M Aggregate)
To eliminate balance sheet debt overhang, extinguish legacy liabilites, and fund plant commissioning, EEME has presented the Issuer with two separate non-binding senior secured lending proposals totaling approximately $200 million from an insititutional third-party lender:
1) $95 Million (up to $100 Million) Senior Secured Reinstatement & Lease Resolution Facility (Reno Facility)
- Borrower: New Rise Renewables Reno, LLC (bankruptcy-remote SPE with an Independent Manager).
- Facility Size & Purpose: $95,000,000 (up to $100,000,000) funded in a single advance at closing to cure all past due principal and interest on the Senior Notes held by the Senior Lender (estimated at $43.4M and fund a discounted cash settlement of the Ground Lease claim with the Ground Lease Holder($30.6M closing cash + $10M holdback), along with closing costs, origination fees, and $6.75M in working capital.
- Ranking and Priority: Senior secured, ranking pari passu in all repsects (lien priority, right of payment, sharing of proceeds) with the USDA-guaranteed Senior Notes under a USDA-approved Intercreditor Agreement.
- Interest Rate & Maturity: Floating rate equal to Prime Rate + 3.00% (weighted blended rate of existing senior notes), adjusting quarterly; cash monhtly level amoritazation through maturity on December 6, 2037.
- Fees: $1,000,000 cash due diligence fee (paid upon term sheet execution) and a 3.00% origination fee payable at closing from facility proceeds.
- Collateral & Structure: Leasholder deed of trust on the Reno Facility, first personal property liens, assignment of material contracts/insurance, 100% of equity pledge of the Borrower, and shared parent/subsidiary guarantees.

2) $103 Million Senior Secured Acquisition & Restart Facility (Paramount Facility)
- Borrower: New Rise Renewables Paramount, LLC (bankruptcy-remote SPE with an Independent Manager).
- Facility Size & Purpose: $103,000,000 fully funded at closing to: (i) pay all consideration owed to the Seller at closing, including $10,000,000 in closing cash and $31,250,000 to discharge the $50,000,000 Deferred Payment at maximum early-payoff discount; (ii) fund a $11,750,000 12-month Interest Reserve; and (iii) deposit $42,910,000 into a Lender-controlled Restart/Remediation Account to fund operational restart and environmental remediation.
- Ranking & Priority: Senior secured, first-priority lien on the Proposed Paramount Facility (fee interest across 61.51 acres / 22 parcels), all plan assets/equipment, permits, accounts, and 100% equity of the Borrower.
- Interest Rate & Term: 36-month maturity. Floating rate based on 1-month Term SOFR (3.75% floor) plus Applicable Margin:
- Phase 1 (Closing to Restart Completion): 7.05% cash margin + 3.00% PIK margin (10.05% margin total).
- Phase 2 (Post-Restart): 5.30% cash margin + 3.00% PIK margin (8.30% margin total).
- Phase 3 (Post-Leverage Step-Down < 3.50x): 6.80 cash margin (no PIK).
- Fees and & Loan-to-Value:
- $1,000,000 cash due diligence fee upon execution; 3.00% origination fee ($3,090,000) payable at closing. Subject to a maximum loan-to-value of 65% based on an as-is independent appraisal net of remediation.
- Credit Support & Separation: Guarantee of XCF Global Capital Inc. (releasable upon sustained operations and Leverage Ratio < 3.50x); standalone credit no cross-collateralized or cross-defaulted with the Reno Facility.

Both facilities remain subject to final credit approval, reciprocal due diligence, definitive documentation, and customary closing conditions. It is understood XCF Global may also be considering alternative financings and may elect to pursue those options if its management and board determine so.

If either proposed transaction or both closes, the loan proceeds also include the additional $5 million required for the Issuer's Southern Energy Renewables subsidiary.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Transactions in the class effected during the past sixty days: On September 14, 2026, 6,891,798 shares were acquired by GL II pursuant to a Common Stock Purchase Warrant. Ms. Ladnier is the sole member of GL II.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and the Company entered into a Company Support & Lock-Up Agreement as of April 13, 2026 (the "Lock-Up Agreement"), whereas the Reporting Person agreed to not trade the XCF shares issued pursuant to the BCA for 6 months after the Closing of the business combination set forth in the BCA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Summary of Indicative Terms and Conditions for $95,000,000 Senior Secured Reinstatement and Lease Resolution Facility (Reno Facility), dated October 16, 2026 (Confidential third-party lender name redacted).
Exhibit 99.2: Summary of Indivative Terms and Conditions for $103,000,000 Senior Secured Acquisition and Restart Facility (Paramount Facility), dated October 26, 2026 (Confidential third-party lender name redacted).
Exhibit 99.3: Joint Filing Agreement, incorporated by reference

## Signatures
- EEME Energy SPV I, LLC: EEME Energy SPV I, LLC, Majique Ladnier, managing member (11/03/2026)
- Majique Ladnier: Majique Ladnier, Majique Ladnier, self (11/03/2026)